

October 23, 2014

Via E-mail
Tammy Skalko
Chief Executive Officer
House of BODS Fitness, Inc.
1061 South sun Drive, Suite #1097
Lake Mary, FL 32746

  Re: House of BODS Fitness, Inc.
     Amendment No. 3 to Registration Statement on Form S-1
     Filed October 7, 2014
     File No. 333-190667

Dear Ms. Skalko:

  We have reviewed your responses to the comments in our letter dated August 18, 2014 and have the following additional comments.

Cover Page

1. We note your response to our prior comment 3. Please indicate on the cover page that this is a best efforts offering, for the shares offered by the Company. Refer to Item 501(b)(8) of Regulation S-K.

Prospectus Summary, page 6

House of BODS Fitness, Inc., page 6

2. Refer to prior comment 11. Please further clarify your disclosure so potential investors can link your estimated post offering monthly burn rate with the aggregate of the amounts disclosed as cost of being a public company on page 18, use of proceeds on page 20, your plan of operation on page 36, and increased general and administrative expenses on page 38.

Business, page 30

3. We note your response to our prior comment 23 and reissue in part. For each product or initiative discussed in this section, please discuss the need for any additional financing. If additional financing may not be available, please clarify that. This applies to any included discussion of future plans or products, such as the mention of opening additional dance studios, producing a DVD or series of DVDs, web based sales, as well as to what types of products you may offer, and for your hope to add paid subscription services. If

you are not able to expand upon the disclosure in this regard, please either delete the reference to these products or clearly state that you currently have no plans or funds in regard to certain products.

Material Agreements, page 33

4. Please briefly describe the material terms of the agreement with Rank Executives. In addition, please file a copy of the executed agreement as Exhibit 10.5.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

(a) Plan of Operation, page 36

5. We note your response to our prior comment 26 and reissue in part. In the discussion of each of your planned activities, include associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding. This should correspond with the disclosure to be found under "Use of Proceeds" on page 20.

Part II

Signatures, page II-8

6. We note your response to our prior comment 35 and reissue. We note that you added a signature by "principal accounting controller." Please revise your signature page to have your "principal accounting officer" or "controller" sign the registration statement in his or her individual capacity. Refer to Form S-1, Instruction 1 to Signatures.

Exhibit 23.1

7. Provide a currently dated consent from the independent registered public accountant in the next amendment of this filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Raul N. Rodriguez, Esq.